                            ROCKY SHOES & BOOTS, INC.
                              39 EAST CANAL STREET
                             NELSONVILLE, OHIO 45764


                                 August 26, 2005


VIA EDGAR AND OVERNIGHT COURIER

Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3-8
100 F. Street, N.E.
Washington, D.C. 20549


         Re:  Rocky Shoes & Boots, Inc.
              File No. 0-21026
              Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal year ended March 31, 2005


Dear Mr. Moran:

         We have received your additional comments to the annual report on Form 10-K for the fiscal year ended December 31, 2004, filed by Rocky Shoes & Boots, Inc. (the "Company"), as set forth in your letter to the Company dated as of August 9th. For your convenience, we have repeated the text of your comments, followed by our response.

         We respectfully respond to your comments as follows:

Form 10-K for the Year Ended December 31, 2004

     1. BASED ON THE INFORMATION YOU PROVIDED IT APPEARS THAT THE FOLLOWING WHOLESALE OPERATING SEGMENTS ARE QUANTITATIVELY SIGNIFICANT AT THE TEN PERCENT LEVEL: ROCKY - MANUFACTURED, ROCKY - SOURCED, AND WHOLESALE ACCESSORIES COMBINED. BASED ON THE INFORMATION YOU PROVIDED IT APPEARS THAT THESE OPERATING SEGMENTS ARE ECONOMICALLY DISSIMILAR AND SHOULD NOT BE AGGREGATED. PLEASE REVISE YOUR PREVIOUS STATEMENT ACCORDINGLY. FINALLY, WE AGREE WITH YOUR CONCLUSION THAT YOU HAVE SEPARATE MILITARY AND RETAIL REPORTABLE SEGMENTS.

         RESPONSE:

We acknowledge the Staff's comment, and confirm the information discussed in our August 19, 2005 phone conversation with the Staff. As you requested, Exhibit A (attached) is a copy of our internal financial report for the second quarter of 2005, which includes net sales by product groups and profitability for each operating segment. You will note that the information by product group relates only to sales and not profit measure.

Letter to Michael Moran
August 26, 2005
Page -2-


On January 6, 2005, the Company purchased EJ Footwear Group in an acquisition that has doubled the size of the business. Because of the acquisition, the Company has redesigned the internal financial reporting information that is provided to the chief operating decision maker (CODM) and to the Board of Directors. This revision was effective with the Company's first quarter of 2005.

The redesigned internal financial reporting provides net sales and gross margin information for three operating segments: Wholesale, Retail and Military. This is now the only information used to assess operating performance provided to the CODM and to the Board of Directors. As such, the Company believes that these are its operating segments as defined in Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), paragraph 10:

         An operating segment is a component of an enterprise:

         a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

         b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

         c. For which discrete financial information is available.

The Company believes that these operating segments cannot be aggregated under FAS 131, paragraph 17, because the segments have different economic characteristics. Profitability information is no longer provided to the CODM for the Company's previous eight operating segments.

No information below gross margin is prepared; that is, selling, general and administrative information is not allocated by segment. Only consolidated balance sheet information is prepared, therefore asset information by segment is not prepared.

In previous filings, the Company has disclosed net sales of its product groups in the footnotes to the financial statements, and in management's discussion and analysis of financial condition and results of operations. In future filings, the Company will continue to disclose information related to net sales of product groups.

Because the Company has already changed its internal financial reporting because of the acquisition in January 2005, and has been reporting to CODM and Board of Directors on the revised basis since the first quarter of 2005, the Company believes it is more appropriate to report using the three operating (and reporting) segments: Wholesale, Retail and Military. Our Form 10-Q for the quarter ended June 30, 2005 was prepared consistent with our new internal reporting. In future filings, the Company will report three segments: Wholesale, Retail and Military.

The Company is amending its Form 10-Q for the quarter ended March 31, 2005 for pro forma information related to the EJ Footwear acquisition, as required by the Staff in comment #26 of the letter dated May 13, 2005. The Company will also amend the footnotes to the condensed consolidated financial statements and management's discussion and analysis of financial condition and results of operations in such Form 10-Q to include segment disclosure for three reportable segments - Wholesale, Retail and Military.

Letter to Michael Moran
August 26, 2005
Page -3-


                                    * * * * *

         If you have any questions regarding any of the foregoing, please contact Robert J. Tannous, Porter, Wright, Morris & Arthur LLP at (614) 227-1953.

         Thank you for your assistance.

                                              Very truly yours,


                                              /s/ James E. McDonald

                                              James E. McDonald,
                                              Executive Vice President and
                                              Chief Financial Officer

cc:   Robert Babula (SEC - Staff Accountant)
      Christopher Owings (SEC - Assistant Director)
      Robert J. Tannous

Letter to Michael Moran
August 26, 2005
Page -4-

                                                                  Exhibit A

                       2ND QUARTER 2005 FINANCIAL REVIEW*




----------------------

* This information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.